UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Keller, Edward F.
   15 East Fifth Street
   Tulsa, Oklahoma  74103
   USA
2. Issuer Name and Ticker or Trading Symbol
   Liberty Bancorp, Inc.
   LBNA
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   June, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
SVP of LBNA and Vice Chairman of Subsidiary Liberty Bank and Trust Company of Tulsa, N.A.

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |6-1-97|J[1]| |340               |D  |[1]        |-0-                |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Employee Stock Option |37.00   |6-1-9|J[2]| |25,000     |D  |[3]  |2-14-|Common Stock|25,000 |[2]    |-0-         |D  |            |
(Right to Buy)        |        |7    |    | |           |   |     |06   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
[1] Pursuant to the merger of Liberty Bancorp, Inc. into Banc One Oklahoma Corporation (the "Merger"), each share of Common Stock of Liberty Bancorp, Inc. was converted into 1.175 shares of Banc One Corporation, having a value of $43.25 per share as of the effective date of the Merger. [2]This option was assumed by Banc one Corporation in the Merger and is now exercisable for 29,375 shares of
Common Stock of Banc One Corporation at an exercise price of $31.34 per share, but otherwise on the same terms.
[3]This option becomes exercisable in five equal annual installments commencing on February 14, 1997, subject to acceleration upon certain events. As a result of the approval of the Merger by the shareholders of Liberty
Bancorp, Inc., all previously unexercisable portions of the option became fully exercisable on March 31, 1997.
SIGNATURE OF REPORTING PERSON
Edward F. Keller